Exhibit 99.5

SECOND QUARTERLY REPORT

NOVEMBER 2010

Second Quarterly Report

Economic Outlook,
2010/11 Financial Update
&
Six Month Results
April — September 2010

Ministry of Finance

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

TABLE OF CONTENTS

2010/11 Second Quarterly Report	November 25, 2010

Summary	1

Part One: Updated Financial Forecast

Introduction	3
Revenue	5
Expense	6
Contingencies	6
Government employment (FTEs)	7
Provincial capital spending	8
Provincial debt	9
Risks to the 2010/11 outlook	10

Tables:
1.1 Budget 2010 and Quarterly Report Forecasts	3
1.2 2010/11 Forecast Update	4
1.3 2010/11 Notional Allocations to Contingencies	6
1.4 2010/11 Capital Spending Update	8
1.5 2010/11 Provincial Debt Update	9

Part Two: Economic Review and Outlook

Summary	11
Comparison to private sector forecasts	11
British Columbia economic developments	12
Labour market	12
Consumer spending and housing	13
External trade	14
British Columbia economic outlook	15
Risks to the outlook	16

Second Quarterly Report 2010/11

Table of Contents

External environment	16
United States	16
Canada	19
Financial markets	20
Commodity markets	22

Tables:
2.1 British Columbia Economic Indicators	12
2.2 Private Sector Exchange Rate Forecasts	22

Topic Box:
Provincial Economic Accounts Update	23

Appendix
Financial results for the six months ended September 30, 2010 and 2010/11 full-year forecast	25

Second Quarterly Report 2010/11

ii

SUMMARY

2010/11 Second Quarterly Report	November 25, 2010

Budget 2010 and Quarterly Report Updates

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2010	Report	Report
Revenue	39,190	39,965	39,712
Expense	(40,605)	(41,045)	(41,107)
Deficit before forecast allowance	(1,415)	(1,080)	(1,395)
Forecast allowance	(300)	(300)	(300)
Deficit	(1,715)	(1,380)	(1,695)
Capital spending:
Taxpayer-supported capital spending	5,414	5,603	5,305
Provincial Debt:
Taxpayer-supported debt	33,748	33,669	33,765
Taxpayer-supported debt-to-GDP ratio	17.2%	17.0%	16.8%

Fiscal outlook still on target

•                  The province remains on track to meet its budgeted deficit target of $1.7 billion despite the impact of slowing economic growth on revenues.

•                  The province’s projected bottom line for 2010/11 has deteriorated by $315 million since the first Quarterly Report, reflecting a $253 million decrease in revenue and a $62 million increase in spending.

•                  The revenue projections reflect a reduced forecast for 2009 returns from personal income tax assessments and the combined impact of low commodity prices and weak demand on natural resource revenue.

•                  The above revenue losses are partially offset by additional tax revenue (mainly corporate income tax and HST), and revenue from other sources.

•                  The spending increase is mainly due to school district capital maintenance costs and higher spending funded by third parties, such as health care costs incurred by WorkSafe BC and federally funded costs for housing the migrants from Sri Lanka, partially offset by lower forest fire fighting costs.

•                  Taxpayer-supported capital spending is forecast to be $5.3 billion in 2010/11, $298 million lower than the first Quarterly Report forecast. The reduction primarily reflects project scheduling changes.

•                  At $33.8 billion, the taxpayer-supported debt forecast is $96 million higher than the projection in the first Quarterly Report, primarily due to an increase in direct operating debt.

•                  Despite prudence in the current projections, a number of risks to the fiscal plan remain, including changes to the main tax bases as they reflect economic activity in BC and its trading partners, further decline in economic activity, volatile commodity prices and potential demand on social services.

Economic growth slows

•                  Since the first Quarterly Report, the private sector has downgraded its outlook for the BC economy in 2010 and 2011 from 3.6 and 3.0 per cent growth, respectively to 3.3 and 2.6 per cent growth, respectively.

•                  Economic activity data from recent months indicate that BC’s economic growth has slowed, following steady increases in late 2009 and early 2010.

•                  Risks to BC’s economic outlook include a double-dip recession originating in the US, slower growth in global demand for BC products, the appreciating Canadian dollar and the still unresolved European sovereign debt crisis.

•                  The Minister of Finance will meet with members of the independent Economic Forecast Council in early December 2010 to obtain their views on the economic outlook. A revised economic forecast will then be developed for Budget 2011.

Second Quarterly Report 2010/11

PART ONE — UPDATED FINANCIAL FORECAST

2010/11 Second Quarterly Report	November 25, 2010

Introduction

Table 1.1 Budget 2010 and Quarterly Report Forecasts

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2010	Report	Report
Revenue	39,190	39,965	39,712
Expense	(40,605)	(41,045)	(41,107)
Deficit before forecast allowance	(1,415)	(1,080)	(1,395)
Forecast allowance	(300)	(300)	(300)
Deficit	(1,715)	(1,380)	(1,695)
Capital spending:
Taxpayer-supported capital spending	5,414	5,603	5,305
Provincial Debt:
Taxpayer-supported debt	33,748	33,669	33,765
Taxpayer-supported debt-to-GDP ratio	17.2%	17.0%	16.8%

The province remains on track to meet its budgeted deficit target of $1.7 billion despite the impact of slowing economic growth on revenues.

The province’s projected bottom line for 2010/11 has deteriorated by $315 million since the first Quarterly Report. Revenue projections have declined by $253 million primarily due to lower personal income tax projections, while spending increased slightly by $62 million.

The main changes to the fiscal plan are summarized in Table 1.2.

Taxpayer-supported capital spending is forecast to be $5.3 billion in 2010/11, $298 million lower than the first Quarterly Report forecast. The reduction primarily reflects project scheduling changes (see Table 1.4).

At $33.8 billion, the taxpayer-supported debt forecast is $96 million higher than the projection in the first Quarterly Report, primarily due to an increase in direct operating debt (see Table 1.5).

The taxpayer-supported debt to GDP ratio is projected to be 16.8 per cent at the end of the fiscal year. This is slightly lower than the 17.0 per cent projection in the first Quarterly Report, reflecting a higher nominal GDP base resulting from revisions to prior year nominal GDP amounts published by Statistics Canada on November 4, 2010.

Despite prudence in the current projections, a number of risks to the 2010/11 forecast remain, including further changes to the economic outlook, volatile commodity prices, and demand pressures in health, education and social services. In recognition of these risks, government has maintained the forecast allowance at $300 million.

Second Quarterly Report 2010/11

Updated Financial Forecast

Table 1.2 2010/11 Forecast Update

			Total
($ millions)	Q1 Update	Q2 Update	Changes
2010/11 deficit – Budget 2010 Fiscal Plan (March 2, 2010)	(1,715)		(1,715)
2010/11 deficit – first Quarterly Report (September 14, 2010)		(1,380)
Revenue changes:
Personal income tax – weak 2009 tax assessments	(120)	(284)	(404)
Corporate income tax – strong 2009 and prior years’ tax assessments	674	176	850
Harmonized sales tax – updated 2009 base	35	121	156
Property transfer tax – weak sales	—	(100)	(100)
Other tax sources – mainly tobacco, carbon and fuel	91	48	139
Forests – lower stumpage rates and border tax collections, partially offset by improved harvest volumes	(29)	(50)	(79)
Natural gas royalties – reduced price and volume outlook	(166)	(155)	(321)
Crown land tenures – mainly reflects one-year extension to deferral of cash receipts	(58)	(11)	(69)
Coal, metals and minerals – mainly reflects changes in coal prices	92	(22)	70
Other energy and natural resources – mainly lower electricity prices (Mid Columbia)	(43)	(28)	(71)
Fees, licenses, investment earnings and miscellaneous sources	170	57	227
Health and social transfers – mainly offset to tax changes	(38)	23	(15)
Disaster Financial Assistance, Labour Market Development and Strategic Training	152	(3)	149
Other federal government transfers – reflects SUCH sector projections of federal grants	69	(12)	57
Commercial Crown agencies operating results:
Liquor Distribution Branch – consumer shift in purchasing patterns and reduced sales	(11)	(35)	(46)
BC Lotteries – impact of lower consumer discretionary spending	(35)	—	(35)
ICBC – mainly lower claims costs	36	19	55
Other commercial Crown agencies changes	(7)	3	(4)
Total revenue changes (1)	812	(253)	559
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Firefighting costs	220	(42)	178
Transfer of BC Rail shares to BC Transportation Financing Authority	110	—	110
Management of public debt (net) – mainly lower interest rates	(2)	(7)	(9)
Spending funded by third party recoveries	192	35	227
(Increase) decrease in operating transfers to service delivery agencies	(128)	94	(34)
Changes in spending profile of service delivery agencies:
School districts – reflects partial redirection of current annual facilities grant to maintenance	—	51	51
Post secondary institutions – mainly spending related to federal research grants	98	6	104
Health authorities and hospital societies – revised projections for staffing and operating costs	23	6	29
Other service delivery agencies	(36)	(81)	(117)
Total expense increases (decreases) (1)	477	62	539
Net change	335	(315)	20
2010/11 deficit – first Quarterly Report	(1,380)
2010/11 deficit – second Quarterly Report		(1,695)	(1,695)

(1)   Revenue and expense changes are shown net of the impact of a correction to the accounting treatment of third party recoveries related to the Evergreen Line in the amount of $37 million for 2010/11. In Budget 2010 these recoveries were allocated to revenue and expense, whereas the appropriate accounting treatment is to capitalize these amounts.

Second Quarterly Report 2010/11

Updated Financial Forecast

Revenue

The 2010/11 revised revenue forecast incorporates year-to-date results for the first six months, updated personal and corporate income tax assessment information from the federal government for 2009 and prior years, and revised forecasts from ministries, the federal government, service delivery agencies and commercial Crown corporations.

Revenue is projected to be $39.7 billion; $253 million less than the first Quarterly Report forecast and $522 million higher than budget. The main changes from the first Quarterly Report forecast for 2010/11 are:

•                  Personal income tax revenue is down $284 million including a $144 million prior-year adjustment due to weaker 2009 tax assessment reports. The downward revision in 2009 tax assessment reports, results in a corresponding downward revision to the 2010/11 tax base, thereby reducing the 2010/11 forecast by $140 million.

•                  Corporate income tax revenue is up $176 million due to stronger tax assessment results for 2009 and prior years, partially offset by lower federal government instalments resulting from a lower federal government outlook for the 2010 and 2011 national tax base.

•                  Expected revenue from the harmonized sales tax has increased by $121 million due to an updated 2009 base. Social service tax revenue is $41 million higher than projected in the first Quarterly Report forecast, offset by a $45 million reduction in tax on designated property.

•                  Property transfer tax revenue decreased by $100 million reflecting weak housing sales this year.

•                  Forests revenue continues on a downward trend and is reduced by $50 million as the prevailing effects of weak lumber and US housing markets, the beetle infestation and a higher Canadian dollar result in lower stumpage rates and US softwood lumber exports.

•                  Natural gas royalties are forecast to be down $155 million reflecting a 15.2 per cent decline in the average natural gas price and 5.5 per cent decline in production volumes. Natural gas prices have been weak throughout the year due to relatively low demand and increased supply. As of November 12, 2010 US storage levels of natural gas were 9.3 per cent above the five-year average.

•                  Revenue from other natural resources is expected to be $61 million lower mainly due to the effects of lower coal and electricity prices and weaker auctions of Crown land tenure.

•                  Health and social transfers are up $23 million mainly reflecting an offset to the reduced personal income tax base. This increase is partially offset by a $15 million decline in other federal contributions.

•                  In total, commercial Crown corporation net income projections decreased by $13 million since the first Quarterly Report forecast, primarily due to a $35 million reduction in the Liquor Distribution Branch’s expected results reflecting reduced sales and a consumer shift in purchasing patterns, partially offset by a $19 million increase in ICBC’s expected results mainly due to lower claims costs.

Tables A2 and A5 provide additional details on the revenue forecast and assumptions.

Second Quarterly Report 2010/11

Updated Financial Forecast

Expense

The total expense forecast of $41.1 billion is up $62 million from the first Quarterly Report.

Consolidated revenue fund (CRF) spending is forecast to be $49 million less than the first Quarterly Report reflecting a $42 million downward adjustment due to lower than anticipated forest firefighting costs and a $7 million reduction in interest costs due to lower direct operating debt levels.

Spending funded by third parties is projected to be $35 million higher than the first Quarterly Report mainly due to higher health care costs paid for by WorkSafe BC and non-residents, and federally funded costs for housing the migrants from Sri Lanka.

The $94 million decrease in operating transfers to service delivery agencies mainly reflects the reprofiling of social housing funding to later years.

Changes to projected spending by the SUCH sector and service delivery agencies from the first Quarterly Report include the following:

•                  School district expense increased by $51 million to reflect the partial redirection of the current annual facilities grants to capital asset maintenance requirements and the anticipated use of prior year’s surpluses to meet cost pressures not addressed by operational savings.

•                  Post-secondary institutions expenses are up $6 million due to increased salaries and wages offset by revised operating and other cost estimates, and a one-time asset write down.

•                  Health authority/hospital society projected spending of $11.2 billion for 2010/11 is up $6 million ($29 million higher than budget). The spending increase mainly reflects revised projections from the health organizations for staffing and operating costs.

•                  Service delivery agencies are down $81 million reflecting lower operating costs for BC Housing Management Commission and BC Transportation Financing Authority.

Tables A3, A4 and A6 provide more details on the expense forecast and assumptions. The expense details are presented on the basis of government’s structure as it existed on September 30, 2010. The October 25, 2010 reorganization did not impact the overall expense forecast, and will be reflected in the third Quarterly Report.

Contingencies

Budget 2010 allocations of $20 million for the Sports and Arts Legacy, $20 million for the Climate Action and Clean Energy initiatives and $10 million for cost uncertainties associated with the 2010 Olympics continue to be managed through contingencies.

Table 1.3 Notional Allocations to Contingencies

($ millions)	2010/11
2010 Sports and Arts Legacy	20
Climate Action and Clean Energy initiatives	20
2010 Olympic and Paralympic Winter Games	10
Subtotal notional allocations	50
Reserved for unforeseen pressures	400
Total contingencies	450

Second Quarterly Report 2010/11

Updated Financial Forecast

Government continues to face a variety of unforeseen pressures which ministries and agencies will work to manage within existing budgets, with additional funding provided from the Contingencies vote as necessary.

For example:

•                  Teachers Pension Plan contribution adjustments based on recent actuarial valuations;

•                  funding to assist employers with the adoption of the Municipal Pension Plan based on government’s commitment to protect direct services to clients;

•                  higher than anticipated utilization of government services;

•                  First Nations treaty negotiations coming to resolution;

•                  changes in assumed accounting policy;

•                  natural disasters and emergencies; and

•                  other contingent items.

Government employment (FTEs)

At 34,470, the government employment forecast has decreased by 30 full-time equivalents from the first Quarterly Report as fewer than anticipated forest firefighting staff were needed during the summer fire season.

Second Quarterly Report 2010/11

Updated Financial Forecast

Provincial capital spending

Total capital spending is forecast to be $8 billion in 2010/11, $276 million lower than the first Quarterly Report forecast (see Tables 1.4 and A8):

Table 1.4 2010/11 Capital Spending Update

	Q1	Q2	Total
($ millions)	Update	Update	Changes
2010/11 capital spending – Budget 2010 Fiscal Plan (March 2, 2010)	8,159		8,159
2010/11 capital spending – first Quarterly Report (September 14, 2010)		8,308
Taxpayer-supported changes:
Education – mainly project scheduling changes, increased spending by school districts from their own sources of funds, and addition of full day kindergarten offset by a reduction of the annual facility grant amounts used for capital purposes	16	(24)	(8)
Post-secondary education – mainly project scheduling changes and increased spending on self-funded projects	65	46	111
Health – mainly project scheduling changes and revised costs for the Children’s and Women’s Hospital	(23)	(8)	(31)
BCTFA – mainly project scheduling changes	100	(132)	(32)
Social housing – mainly project scheduling changes	(23)	(90)	(113)
Other changes	54	(19)	35
Capital contingencies – reflects allocation to government ministries, full day kindergarten projects, and timing of requirements	—	(71)	(71)
Total taxpayer-supported	189	(298)	(109)

Self-supported changes:
ICBC – mainly delays in Transformation Program to modernize critical business systems	(28)	(15)	(43)
Transportation Investment Corporation – Port Mann Bridge/Highway 1 construction ahead of schedule	—	27	27
Other	(12)	10	(2)
Total self-supported	(40)	22	(18)
Total changes	149	(276)	(127)
Capital spending – first Quarterly Report	8,308
Capital spending – second Quarterly Report		8,032	8,032

•                  Taxpayer-supported capital spending is down $298 million, reflecting project scheduling changes for transportation, housing and health sector projects. The decline is partially offset by higher than expected spending by post-secondary institutions and school districts from their own sources of funds.

•                  Commercial Crown corporation capital spending is up $22 million, mainly due to the Port Mann Bridge/Highway 1 project proceeding more quickly than planned, partially offset by delays in ICBC’s Transformation Program to modernize critical business systems and processes.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Table A9.

Second Quarterly Report 2010/11

Updated Financial Forecast

Provincial debt

Total provincial debt is projected at $47.8 billion at March 31, 2011, $186 million higher than the amounts reported in the first Quarterly Report (see Tables 1.5 and A10):

Table 1.5 2010/11 Provincial Debt Update

	Q1	Q2	Total
($ millions)	Update	Update	Changes
2010/11 provincial debt – Budget 2010 Fiscal Plan (March 2, 2010)	47,757		47,757
2010/11 provincial debt – first Quarterly Report (September 14, 2010)		47,619
Taxpayer-supported debt changes:
Government operating:
2009/10 changes:
– impact of using available cash to reduce accounts payable	838	—	838
– lower cash revenue and higher special purpose investment balances	339	—	339
Impact of higher debt balance at March 31, 2010	1,177	—	1,177
2010/11 fiscal plan updates:
– Bonus bid proceeds	(302)	93	(209)
– Higher cash advances mainly from the federal government	(735)	73	(662)
– Other changes, mainly working capital	(11)	121	110
Total operating debt changes	129	287	416
Education facilities – mainly impact of capital spending changes and lower opening debt at March 31, 2010	(58)	2	(56)
Health facilities – mainly lower capital spending projections	(72)	(18)	(90)
Transportation – impact of increases to fuel tax revenue and federal contributions	(143)	(42)	(185)
Social housing – change in timing of not-for-profit projects	91	(68)	23
Other changes	(26)	(65)	(91)
Total taxpayer-supported	(79)	96	17
Self-supported debt changes:
BC Hydro – mainly impact of cash flow requirements for capital projects	(48)	64	16
BC Lotteries – impact of lower debt balance at March 31, 2010	(66)	—	(66)
Transportation Investment Corporation – higher capital spending projections	(13)	26	13
Post-secondary institutions’ subsidiaries – impact of higher debt balance at March 31, 2010	67	—	67
Other changes	1	—	1
Total self-supported	(59)	90	31
Total changes	(138)	186	48
Provincial debt – first Quarterly Report	47,619
Provincial debt – second Quarterly Report		47,805	47,805

•                  Taxpayer-supported debt of $33.8 billion is $96 million higher than the amounts reported in the first Quarterly Report. The increase is mainly due to the reduction in tax and natural resources revenue, partially offset by lower than budgeted capital spending.

•                  Self-supported debt of $13.7 billion, mainly incurred to finance power generation and distribution projects throughout the province and the Port Mann bridge project, is up $90 million from the first Quarterly Report mainly reflecting increased capital cash flow requirements for BC Hydro and the Transportation Investment Corporation.

•                  Total provincial debt includes a $300 million borrowing allowance to mirror the operating statement forecast allowance.

The key taxpayer-supported debt-to-GDP ratio is projected to be 16.8 per cent by the end of 2010/11, an improvement of 0.2 percentage points from the first Quarterly Report.

Second Quarterly Report 2010/11

Updated Financial Forecast

Risks to the 2010/11 outlook

The major risks to the 2010/11 forecast stem from changes to the main tax bases (personal and corporate income, sales and property transfer) as they reflect economic activity in BC and its trading partners, commodity prices (especially natural gas, lumber and electricity) and exchange rate fluctuations.

Slowing economic growth in BC, the struggling US housing market, slower growth in overall global demand for BC products, the appreciating Canadian dollar and the still unresolved European sovereign debt crisis also pose risks to current fiscal projections.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent the main spending risks.

These risks, as well as further government spending initiatives and the potential impact of accounting policy changes, are covered by the $450 million Contingencies vote and the $300 million forecast allowance.

Second Quarterly Report 2010/11

PART TWO — ECONOMIC REVIEW AND OUTLOOK(1)

2010/11 Second Quarterly Report	November 25, 2010

Summary

•                  Since the first Quarterly Report, the private sector has downgraded its outlook for the BC economy in 2010 and 2011. On average, six private sector forecasters(2) now expect BC’s annual real GDP to grow by 3.3 per cent in 2010 and by 2.6 per cent in 2011. These recent forecasts are lower than the private sector average at the time of first Quarterly Report, which projected 3.6 per cent growth in 2010 and 3.0 per cent in 2011.

•                  Data from recent months indicate that BC’s economic growth has slowed, following fairly steady increases in late 2009 and early 2010.

•                  Risks to BC’s economic outlook include a double-dip recession originating in the US (due primarily to the struggling US housing market), slower growth in global demand for BC products, the appreciating Canadian dollar and the still unresolved European sovereign debt crisis.

•                  In preparation for Budget 2011, the Minister of Finance will meet with members of the independent Economic Forecast Council in early December 2010 to obtain their views on the economic outlook. A revised economic forecast will then be developed for Budget 2011.

Comparison to private sector forecasts

Private sector forecasters have downgraded their average outlook for BC in 2010 since the first Quarterly Report was released on September 14, 2010.

(1) Reflects information available as of November 17, 2010.

(2) The six private sector institutions in Chart 2.1 are selected because they produce regular provincial forecasts and are sitting members of the Economic Forecast Council.

Second Quarterly Report 2010/11

Economic Review and Outlook

At the time of the first Quarterly Report, the private sector expected BC’s real GDP to increase by an average of 3.6 per cent in 2010 and 3.0 per cent in 2011.

Private sector forecasters are now expecting BC’s economic growth in 2010 to be lower than previous projections. This is due to several factors, including the continued sluggish recovery of the US economy, an appreciating Canadian dollar and the slowing performance of some of BC’s major economic indicators. As of November 17, 2010, the same six private sector forecasters projected a 3.3 per cent rise in BC’s real GDP in 2010 and a 2.6 per cent increase in 2011.

Compared to other provinces, private sector economists expect BC to have the third largest expansion in real GDP in 2010, behind only Newfoundland and Ontario. Private sector projections place BC’s real GDP fourth among provinces in 2011, behind Saskatchewan, Alberta and Newfoundland.

British Columbia economic developments

Indicators of economic performance so far in 2010 reveal that the rate of BC’s economic recovery is slowing. Table 2.1 shows quarterly declines in some key sectors of the provincial economy during the July to September quarter of this year. However, the year-to-date performance among most indicators in Table 2.1 shows considerable improvement in economic activity compared to the same period in 2009.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2010	Jul. to Sep. 2010	Jan. to Sep. 2010
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2010	Apr. to Jun. 2010	Jan. to Sep. 2009
	Per cent change
Employment	+0.5	+0.9	+2.0
Manufacturing shipments	+1.6	+1.6	+9.3
Exports	+9.5	-3.8	+12.7
Retail sales(1)	-0.8	-0.7	+6.6
Housing starts	-2.2	-1.4	+90.7
Non-residential building permits	+28.5	+32.9	-13.1

(1) Data to August

Labour market

Employment in BC improved by 2.0 per cent year-to-date to October 2010, compared to the first ten months of 2009. This translates to 46,000 more jobs than the same period last year, as full-time employment improved by 28,700 jobs and part-time employment rose by 17,300 jobs. However, after an average monthly increase of 6,700 jobs during the first seven months of this year, the pace of employment growth has slowed to an average of just 2,200 new jobs per month over the last three months.

Compared to the first ten months of 2009, the majority of job gains year-to-date to October 2010 came in the services sector. Significant employment gains were made in health care and social assistance (+11,000 jobs), professional, scientific and technical services (+8,200 jobs) and public administration (+7,900 jobs). Year-to-date to October, BC’s unemployment rate averaged 7.6 per cent, which is 0.1 percentage points higher than the same period in 2009.

Second Quarterly Report 2010/11

Economic Review and Outlook

The absolute number of jobs in BC has improved to near the pre-recession peak of July 2008, while the provincial unemployment rate remains much higher than it was at that peak. As of October 2010, BC’s monthly unemployment rate was 7.4 per cent, much greater than the 4.6 per cent that occurred in July 2008. The provincial labour force has expanded fairly steadily over the last two years.

Consumer spending and housing

Retail sales improved by 6.6 per cent year-to-date to August 2010 compared to the same period a year ago. Major year-to-date gains in the retail sector have occurred at motor vehicle and parts dealerships, gas stations, health and personal care stores, and building material and garden equipment centres. Although retail activity has improved over 2009, the pace of retail sales growth has slowed considerably in recent months, with monthly declines in June, July and August of this year.

Second Quarterly Report 2010/11

Economic Review and Outlook

Following the sharp annual decline that occurred in 2009, housing starts in BC have improved in 2010, averaging 27,200 annualized units – an increase of 82.2 per cent over the first ten months of last year. Quarterly declines have occurred, however, in the April to June and July to September quarters, with rising interest rates and uncertainty surrounding the introduction of the HST in BC placing downward pressure on housing activity. Residential building permits, a precursor of new housing activity, jumped by 84.8 per cent year-to-date to September.

The value of total non-residential building permits has fallen 13.1 per cent during the first nine months of 2010 compared to the same period the previous year. Sizeable losses occurred in all categories, including institutional and government (-25.3 per cent), industrial (-5.5 per cent) and commercial (-5.1 per cent). However, total non-residential building permits improved in the July to September quarter, rising 32.9 per cent from the April to June quarter.

External trade

The value of BC’s merchandise exports increased 12.7 per cent year-to-date to September 2010 compared to the same period in 2009. Driving this improvement over last year was an 18.3 per cent rise in forestry exports, brought on by stronger lumber prices and volumes in the early months of 2010. Significant increases were also observed in exports of energy products, and of industrial and consumer products. The value of exports stumbled in recent months, however, falling 3.8 per cent in the July to September quarter compared to the April to June quarter. The continued appreciation of the Canadian dollar, as well as slumping demand from the US are two major factors behind this decline.

BC manufacturing shipments have grown by 9.3 per cent year-to-date to September, compared to the first nine months of 2009. Major year-to-date increases occurred in shipments of wood (+21.3 per cent), primary metals (+17.9 per cent) and paper (+14.5 per cent). Unlike BC’s exports, the value of provincial manufacturing shipments improved slightly in the July to September quarter (+1.6 per cent).

Second Quarterly Report 2010/11

Economic Review and Outlook

British Columbia economic outlook

In the first Quarterly Report, released September 14, 2010, the Ministry of Finance projected BC’s real GDP to grow by 3.1 per cent in 2010 and 2.2 per cent in 2011. This forecast was more prudent than the average of six private sector forecasters at that time, in recognition of the downside risks facing BC’s economy. At the time the ministry’s forecast was produced, the private sector expected BC’s economy to expand by an average of 3.6 per cent in 2010 and 3.0 per cent in 2011. Since then, the average private sector forecast has fallen to 3.3 per cent for 2010 and 2.6 per cent in 2011. These downgrades have absorbed some of the prudence included in the ministry’s first Quarterly Report forecast.

The ministry’s first Quarterly Report forecast was partly based on the assumption that the US economy would grow by 2.6 per cent in 2010 and by 2.0 per cent in 2011. This US forecast was lower than the August Consensus Economics survey that projected 2.9 per cent growth in 2010 and 2.8 per cent growth in 2011. Currently, the November Consensus forecasts US real GDP to improve by 2.7 per cent in 2010 and 2.4 per cent in 2011. In preparation for Budget 2011, evolving views on the US economy from numerous sources will be assessed to ensure that the ministry’s economic forecast maintains its prudent assumptions.

In the first Quarterly Report, the ministry assumed that the Canadian economy would expand by 3.0 per cent in 2010 and 2.3 per cent in 2011. These forecasts were lower than the August Consensus survey average, which called for a 3.4 per cent expansion in 2010 and 2.7 per cent growth in 2011. Currently, the November Consensus survey expects Canada’s real GDP to rise by 3.0 per cent in 2010 and 2.4 per cent in 2011. The impact of the struggling US economy, uncertainty surrounding the public debt in many European nations, as well as the appreciating Canadian dollar will be incorporated into the ministry’s Budget 2011 forecast.

Second Quarterly Report 2010/11

Economic Review and Outlook

The Minister of Finance will be meeting with members of the independent Economic Forecast Council in early December 2010 to obtain their views on the economic outlook for North America and British Columbia. An updated economic forecast, incorporating their advice, will be developed for Budget 2011.

Risks to the outlook

Risks to the BC economic outlook are weighted somewhat to the downside. The most significant risks to the current outlook include:

•                  a “double-dip” return to recession in the US (characterized by widespread deleveraging causing weaker investment, slower consumer spending and a delayed job market recovery);

•                  the sovereign debt crisis in some European countries threatening the stability of global financial markets;

•                  slower than anticipated global demand resulting in weaker demand for BC’s exports;

•                  greater than anticipated moderation in the Canadian housing market; and

•                  sudden weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

External environment

United States

Following four consecutive quarter-over-quarter declines ending in mid-2009, US real GDP has seen five consecutive quarters of growth as of the July to September quarter of 2010. This return to growth was driven mainly by a strong boost from inventories as well as improvements in consumption and non-residential investment (that were buoyed by unprecedented amounts of fiscal and monetary stimulus) that offset declines in net exports. However, the pace of US real GDP growth has softened significantly in the two most recent quarters, expanding at annualized rates of just 1.7 per cent in the April to June quarter and 2.0 per cent in the July to September quarter. Of that 2.0 per cent

Second Quarterly Report 2010/11

Economic Review and Outlook

observed in the most recent quarter, 1.4 per cent was comprised of a build-up in inventories. This means that real final sales (or the rest of the economy, made up of real GDP less inventories) grew at a sluggish 0.6 per cent for the quarter.

Private sector analysts anticipate a slow recovery for the US economy over the coming quarters, as the boost from government stimulus fades, employment growth remains anemic, and consumers and businesses remain tentative about the recovery. Although the US economy is indeed growing again, it is unusual to see the pace of expansion slow down heading into the second year of a recovery phase. On average, at this point in a recovery, real GDP growth is accelerating (not decelerating) and typically advancing at an annualized rate of about 5.0 per cent (not 2.0 per cent).

The US employment situation also remains very bleak, with 7.5 million jobs lost since the December 2007 peak (a decline of 5.4 per cent to October 2010). Through the first ten months of 2010, the US economy has churned out 87,400 jobs per month on average. Although new jobs are being created, the US Bureau of Labour Statistics reports that the labour market needs to create at least 100,000 jobs every month just to keep pace with growth in the labour force. As such, the unemployment rate sits at a relatively high 9.6 per cent as of October 2010, and has remained above 9.0 per cent since May 2009.

The troubled American housing market has also continued to be a major source of weakness for the US economy, as housing starts averaged just 592,800 units year-to-date to October 2010. Although this represents an 8.1 per cent increase over the same period in 2009, housing starts remain at very low levels. Existing home sales are also suffering in the US, as monthly sales registered 4.5 million annualized units in September 2010, a small increase from the record low of 3.8 million observed in July of this year. Weak job growth, negative home equity (where the amount owed on a mortgage is greater than the value of the home) and a lack of consumer confidence still plague the housing market, while access to mortgage credit is limited. Mortgage processing irregularities are adding additional uncertainty in the market, while at least temporarily reducing the pace of distress sales. Further, record-low mortgage rates and depressed house prices are not enough to compensate for these weights on housing demand.

Second Quarterly Report 2010/11

Economic Review and Outlook

Confidence among American consumers and businesses continues to wane as they remain tentative about the sustainability of this recovery. The University of Michigan consumer sentiment index registered a 69.3 in November 2010. Consumer confidence traditionally averages about 73.8 per cent during recessions, and about 90.9 per cent during recoveries. Business confidence is also struggling, with the National Federation of Independent Business small business optimism sentiment at 91.7 in October. Business optimism on this index generally averages about 91.9 during recessions, and about 100.2 during economic expansions.

At its most recent meeting in November, the Federal Open Market Committee announced that it will embark on a second round of “quantitative easing”. Quantitative easing is an attempt by a central bank to inject more money into an economy in order to keep medium- to long-term interest rates low. The central bank does this by purchasing large amounts of assets (government and corporate bonds) held by private financial institutions. This decision was in the context of a US economy that is struggling to increase its output and create new jobs despite the massive injection of fiscal stimulus. The decision to engage in further quantitative easing is an aggressive step and highlights the tenuous nature of the recovery and the high risk of a double-dip recession.

Private sector forecasts for US economic growth in 2010 have been downgraded in recent months, after averaging greater than 3.0 per cent for most of this year. The November 2010 Consensus survey forecasts US real GDP to grow by 2.7 per cent in 2010, after reaching as high as 3.3 per cent in May and June. The recent downgrades in the US outlook are due to growing concerns over slowing real GDP growth, the dire employment situation and the struggling housing market. The November 2010 Consensus expects US economic growth to hold fairly steady in 2011, projecting an annual increase of 2.4 per cent in that year.

The chart above represents forecasts for real GDP growth in 2010 as polled on specific dates. For example, forecasters surveyed on May 10, 2010 had an average 2010 US growth forecast of 3.3 per cent, while on November 8, 2010 they forecast 2010 US growth at 2.7 per cent.

Second Quarterly Report 2010/11

Economic Review and Outlook

Canada

After gaining momentum for three successive quarters (including a very strong 5.8 per cent increase in the January to March quarter), Canadian real GDP advanced by just 2.0 per cent (annualized) in the April to June quarter of 2010. This slowdown in the most recent quarter was caused by a cooler pace in consumer expenditures and a large decline in net exports. Private sector analysts note that high debt burdens and rising interest rates are prompting Canadian consumers to reduce their debt and boost their savings. These analysts also point out that the large decline in Canada’s net exports is consistent with the slow pace of US economic growth (1.7 per cent) during the April to June quarter.

Canada’s domestic economy has seen improvement in several major indicators so far this year, but like BC’s domestic economy, the pace of recovery has slowed in recent months. Canadian retail sales have climbed by 5.4 per cent year-to-date to August 2010 compared to the same period last year. Further, housing starts have averaged 193,300 year-to-date to October 2010, an increase of 34.7 per cent compared to the same period in 2009. Home sales have held fairly steady from last year, gaining 0.3 per cent year-to-date to October 2010.

Although housing starts and home sales have increased over last year, both indicators have posted declines in the April to June and July to September quarters. Private sector analysts expect the Canadian housing market to cool even further in the latter half of 2010, as many homebuyers effectively pulled forward their purchases to the early part of this year in advance of rising mortgage rates and misconceptions over new sales taxes in BC and Ontario.

The Canadian labour market has shown modest gains over last year, following an annual loss of 271,600 jobs (or 1.6 per cent) in 2009 compared to 2008. Year-to-date to October 2010, employment in Canada has grown by 261,300 jobs (or 1.6 per cent) compared to the first ten months of 2009. Although employment has returned to its pre-recession level of October 2008, the unemployment rate remains around 8.0 per cent, well-above its pre-recession level of 6.2 per cent. Over this period, the working-age population grew by 2.9 per cent and the labour force rose by 1.9 per cent.

The value of Canadian merchandise exports fell by 26.5 per cent in 2009 compared to 2008, but has recovered somewhat during the first nine months of 2010. Year-to-date to September 2010, merchandise exports increased by 11.1 per cent relative to the same period in 2009, driven by strong gains in exports of autos, energy and industrial goods. Shipments of manufactured goods also recovered in 2010, as the total value of these shipments climbed by 9.7 per cent year-to-date to September. Despite recent positive trends in Canada’s trade sector, the continued appreciation of the Canadian dollar, if sustained, will continue to provide downward pressure on US demand for Canadian exports.

Second Quarterly Report 2010/11

Economic Review and Outlook

As with their outlook for the US, private sector forecasters have lowered their projections for the Canadian economy in 2010 and 2011, with the November 2010 Consensus expecting Canada’s real GDP to grow by 3.0 per cent this year and 2.4 per cent in 2011.

The chart above represents forecasts for real GDP growth in 2010 as polled on specific dates. For example, forecasters surveyed on May 10, 2010 had an average 2010 2010 Canadian real GDP growth forecast of 3.3 per cent, while on November 8, 2010 they forecast 2010 Canadian real GDP to grow by 3.0 per cent.

Financial markets

Interest rates

After holding the overnight target rate at 0.25 per cent for over a year, the Bank of Canada raised the rate to 0.50 per cent in June 2010, to 0.75 per cent in July, and finally to 1.00 per cent in September. Although the Bank is withdrawing monetary stimulus,

Second Quarterly Report 2010/11

Economic Review and Outlook

it stated at its most recent meeting on October 19, 2010 that it now expects the global as well as domestic recoveries to gain traction at a slower pace than earlier anticipated. As such, the Bank decided to pause its withdrawal of monetary policy support for the time being and left the benchmark rate unchanged. Many private sector analysts expect the Bank to hold its key interest rate at 1.00 per cent until spring of next year.

The US Federal Reserve has held its intended federal funds rate in the 0.00 to 0.25 per cent range since December 2008. Given little inflation pressure and the high US unemployment rate, private sector analysts view an increase in the federal funds rate as unlikely before early 2012.

Exchange rate

After beginning 2010 at 96.4 US cents, the value of the loonie has remained fairly high through the year, and has remained very close to parity in recent weeks. Through the first ten months of 2010, the Canadian dollar averaged 96.8 US cents, and reached 98.0 US cents on November 17, 2010.

The rise in the dollar’s value in recent months can primarily be attributed to the weakening US dollar, as the US government continues to inject liquidity into its economy in efforts to hasten the pace of recovery.

Private sector analysts note that while Canadian consumers are benefiting from increased purchasing power, manufacturers already suffering from weak export markets will face further difficulty selling goods priced in higher Canadian dollars, as the dollar is forecast to remain strong in 2011.

Second Quarterly Report 2010/11

Economic Review and Outlook

Table 2.2   Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2010	2011
Global Insight	96.6	98.0
CIBC	96.5	93.9
Bank of Montreal	97.0	100.8
Scotiabank	96.4	98.2
TD Economics	96.8	99.5
RBC Capital Markets	96.6	98.5
Average (as of October 25, 2010)	96.7	98.2

Commodity markets

Global commodity markets have experienced substantial volatility since mid-2008, with values of most commodities plunging in the latter months of 2008 and remaining low well into 2009. Lumber prices recovered somewhat in 2010, with monthly Western spruce-pine-fir (SPF) 2x4 prices beginning the year at $230 US/000 board feet in January and moving above $300 US/000 board feet in April (as a supply shortage led to a temporary jump in prices early in the year). However, prices fell in subsequent months, reaching as low as $205 US/000 board feet in June. Year-to-date to September 2010, lumber prices averaged $250 US/000 board feet, representing an increase of 44.6 per cent over the first nine months of 2009.

Despite some small fluctuations, the price of natural gas has remained at a relatively low level for the first ten months of 2010. Plant Inlet prices averaged $2.98 C/GJ year-to-date to October, a slight increase from the $2.88 C/GJ observed during the same period in 2009.

Oil prices recovered strongly through 2010, following a period of very low prices observed in late 2008 and early 2009. The West Texas Intermediate daily oil price averaged $77.98 US/barrel during the first ten months of 2010, representing a hefty 31.9 per cent increase from the $59.11 US/barrel recorded during the same period in 2009. In recent weeks, the depreciation of the US dollar has pushed oil prices up even further. This price increase is expected by many analysts to continue as the US federal government moves forward with its second phase of quantitative easing, expected to further devalue the US greenback.

Metal and mineral prices have seen a robust recovery since the low levels observed in 2009. Year-to-date to October 2010, prices for most minerals were much higher than they were during the first ten months of 2009. Substantial price increases have occurred in copper (+50.9 per cent), molybdenum (+41.6 per cent), zinc (+39.9 per cent), aluminum (+35.0 per cent), silver (+32.5 per cent), lead (+31.3 per cent) and gold (+26.8 per cent). The price of magnesium, however, fell 4.6 per cent during this period.

Second Quarterly Report 2010/11

Economic Review and Outlook

Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released its estimates of provincial GDP for 2009 on November 4, 2010.

The annual change in British Columbia’s real GDP for 2009 was a contraction of 1.8 per cent, down from the previous year’s slight increase of 0.2 per cent. None of Canada’s ten provinces saw real GDP growth in 2009, while Canada’s real GDP fell by 2.5 per cent as a whole. BC had the fifth largest decline in real GDP among provinces last year, following Newfoundland (-10.2 per cent), Alberta (-4.5 per cent), Saskatchewan (-3.9 per cent) and Ontario (-3.6 per cent).

BC’s weak performance in 2009 was due to declines or weaker growth in all major components of real GDP, including consumer spending (up 0.3 per cent compared to 2.3 per cent in 2008), business investment (down 14.1 per cent compared to 3.1 per cent growth in 2008) as well as a 9.1 per cent decline in real exports (a larger decrease than the 3.8 per cent fall in 2008). At the same time, government spending grew by 2.7 per cent (down from 3.7 per cent growth in 2008) and real imports fell by 8.4 per cent (down from a 0.7 per cent increase in 2008).

Real GDP

Chart 2 shows the annual changes in BC’s real GDP from 2006 to 2009. The most recent year saw the largest decline in real GDP since 1982. The recent period of weakness began in 2008 (which saw very slow annual growth of 0.2 per cent), with the onset of the global financial crisis.

Nominal GDP

Changes in BC’s nominal GDP in 2006, 2007, 2008 and 2009 are presented in Chart 3. Last year’s economic slowdown resulted in a nominal GDP decline of $6.7 billion (or 3.4 per cent) from 2008.

This lower nominal GDP figure, combined with increases in government borrowing during the year, pushed the taxpayer-supported debt to GDP ratio for 2009/10 up to 15.7 per cent from 13.4 per cent in 2008 / 09.

BC’s corporate profits (before taxes) also saw substantial declines from previous years in 2009. The drop of 21.3 per cent last year was the largest decline in corporate profits since 1990, when they fell 8.1 per cent from the previous year.

Second Quarterly Report 2010/11

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2010 and 2010/11 Full-Year Forecast

2010/11 Second Quarterly Report	November 25, 2010

Table A1	Operating Statement

Table A2	Revenue by Source

Table A3	Expense by Ministry, Program and Agency

Table A4	Expense by Function

Table A5	Material Assumptions – Revenue

Table A6	Material Assumptions – Expense

Table A7	Full-Time Equivalents

Table A8	Capital Spending

Table A9	Capital Expenditure Projects Greater Than $50 Million

Table A10	Provincial Debt

Table A11	Statement of Financial Position

Second Quarterly Report 2010/11

Appendix

Table A1 2010/11 Operating Statement

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10	Budget	Forecast	Variance	2009/10
Revenue	19,537	19,477	(60)	18,151	39,190	39,712	522	37,488
Expense	(19,460)	(19,050)	410	(18,771)	(40,605)	(41,107)	(502)	(39,300)
Surplus (deficit) before forecast allowance	77	427	350	(620)	(1,415)	(1,395)	20	(1,812)
Forecast allowance	—	—	—	—	(300)	(300)	—	—
Surplus (deficit)	77	427	350	(620)	(1,715)	(1,695)	20	(1,812)
Accumulated surplus beginning of the year	4,211	4,827	616	6,639	4,211	4,827	616	6,639
Accumulated surplus before comprehensive income	4,288	5,254	966	6,019	2,496	3,132	636	4,827
Accumulated other comprehensive income from self-supported Crown agencies	(67)	288	355	433	(67)	412	479	412
Accumulated surplus end of period	4,221	5,542	1,321	6,452	2,429	3,544	1,115	5,239

Second Quarterly Report 2010/11

Appendix

Table A2 2010/11 Revenue by Source

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10	Budget	Forecast	Variance	2009/10
Taxation
Personal income	2,928	2,823	(105)	2,861	5,861	5,457	(404)	5,529
Corporate income	582	639	57	628	847	1,697	850	1,317
Harmonized sales	1,228	1,237	9	—	3,784	3,940	156	—
Other sales (1)	1,275	1,294	19	2,403	1,399	1,395	(4)	4,765
Fuel	445	477	32	447	877	913	36	884
Carbon	313	321	8	232	727	754	27	542
Tobacco	366	426	60	360	686	747	61	682
Property	959	950	(9)	942	1,906	1,913	7	1,884
Property transfer	512	501	(11)	452	900	800	(100)	887
Other (2)	251	256	5	327	435	447	12	612
	8,859	8,924	65	8,652	17,422	18,063	641	17,102
Natural resources
Natural gas royalties	313	168	(145)	130	698	377	(321)	406
Forests	216	163	(53)	126	491	412	(79)	387
Other natural resource (3)	988	955	(33)	891	2,019	1,949	(70)	1,853
	1,517	1,286	(231)	1,147	3,208	2,738	(470)	2,646
Other revenue
Medical Services Plan premiums	871	883	12	814	1,741	1,754	13	1,666
Other fees (4)	1,188	1,168	(20)	1,121	2,615	2,727	112	2,453
Investment earnings	408	368	(40)	484	921	909	(12)	963
Miscellaneous (5)	1,234	1,335	101	1,281	2,597	2,674	77	2,721
	3,701	3,754	53	3,700	7,874	8,064	190	7,803
Contributions from the federal government
Health and social transfers	2,582	2,575	(7)	2,439	5,165	5,150	(15)	4,883
Harmonized sales tax transition payments	769	769	—	—	769	769	—	250
Other federal contributions (6)	691	754	63	707	1,751	1,957	206	1,784
	4,042	4,098	56	3,146	7,685	7,876	191	6,917
Commercial Crown corporation net income
BC Hydro (7)	208	212	4	188	617	608	(9)	447
Liquor Distribution Branch	489	461	(28)	458	974	928	(46)	877
BC Lotteries (net of payments to the federal government)	550	565	15	534	1,106	1,071	(35)	1,070
ICBC	167	161	(6)	305	303	358	55	601
Transportation Investment Corporation (Port Mann)	(10)	(3)	7	(2)	(19)	(14)	5	(4)
Other	14	19	5	23	20	20	—	29
	1,418	1,415	(3)	1,506	3,001	2,971	(30)	3,020
Total revenue	19,537	19,477	(60)	18,151	39,190	39,712	522	37,488

(1)     Includes social service tax and continuation of the tax on designated property.

(2)     Corporation capital, insurance premium and hotel room taxes.

(3)     Columbia River Treaty, other energy and minerals, water rental and other resources.

(4)     Post-secondary, healthcare-related, motor vehicle, and other fees.

(5)     Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(6)     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

(7)     In July 2010 BC Hydro was re-amalgamated with BC Transmission Corporation. Amounts for 2010/11 have been restated to reflect this change.

Second Quarterly Report 2010/11

Appendix

Table A3 2010/11 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10 (1)	Budget (1)	Forecast	Variance	2009/10 (1)
Office of the Premier	5	4	(1)	5	10	10	—	10
Aboriginal Relations and Reconciliation	20	26	6	18	40	40	—	66
Advanced Education and Labour Market Development	1,099	1,013	(86)	1,081	2,114	2,114	—	2,095
Agriculture and Lands	49	46	(3)	38	82	82	—	97
Attorney General	235	226	(9)	238	468	468	—	540
Children and Family Development	668	649	(19)	649	1,334	1,334	—	1,306
Citizens’ Services	312	274	(38)	292	613	613	—	510
Community and Rural Development	144	127	(17)	109	309	309	—	178
Education	2,654	2,609	(45)	2,519	5,165	5,165	—	5,012
Energy, Mines and Petroleum Resources	30	20	(10)	23	54	54	—	42
Environment	82	74	(8)	82	167	167	—	163
Finance	25	126	101	34	71	181	110	102
Forests and Range	325	471	146	645	641	819	178	1,014
Health Services	7,377	7,229	(148)	6,828	14,760	14,760	—	13,867
Healthy Living and Sport	36	30	(6)	27	51	51	—	43
Housing and Social Development	1,356	1,343	(13)	1,313	2,730	2,730	—	2,672
Labour	8	7	(1)	8	16	16	—	16
Public Safety and Solicitor General	302	297	(5)	297	602	602	—	596
Small Business, Technology and Economic Development	28	22	(6)	17	62	62	—	44
Tourism, Culture and the Arts	48	76	28	24	115	115	—	104
Transportation and Infrastructure	373	373	—	363	753	753	—	732
Total ministries and Office of the Premier	15,176	15,042	(134)	14,610	30,157	30,445	288	29,209
Management of public funds and debt	641	624	(17)	542	1,301	1,292	(9)	1,141
Contingencies	187	—	(187)	—	450	450	—	360
Funding for capital expenditures	591	310	(281)	292	1,751	1,598	(153)	866
Legislative and other appropriations	62	55	(7)	82	123	123	—	148
Consolidated revenue fund expense	16,657	16,031	(626)	15,526	33,782	33,908	126	31,724
Expenses recovered from external entities	1,284	1,305	21	1,287	2,741	2,931	190	2,748
Funding provided to service delivery agencies	(10,230)	(9,886)	344	(9,558)	(20,704)	(20,585)	119	(19,240)
Total direct program spending	7,711	7,450	(261)	7,255	15,819	16,254	435	15,232
Service delivery agency expense
School districts	2,381	2,362	(19)	2,354	5,440	5,491	51	5,379
Post-secondary institutions	2,257	2,288	31	2,210	4,727	4,831	104	4,628
Health authorities and hospital societies	5,497	5,508	11	5,421	11,141	11,170	29	10,761
Other service delivery agencies	1,614	1,442	(172)	1,531	3,478	3,361	(117)	3,300
	11,749	11,600	(149)	11,516	24,786	24,853	67	24,068
Total expense	19,460	19,050	(410)	18,771	40,605	41,107	502	39,300

(1)  Restated to reflect government’s organization and/or accounting policies as at September 30, 2010.

Second Quarterly Report 2010/11

Appendix

Table A4 2010/11 Expense By Function

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10 (1)	Budget	Forecast	Variance	2009/10 (1)
Health:
Medical Services Plan	1,854	1,898	44	1,760	3,801	3,843	42	3,609
Pharmacare	541	550	9	520	1,095	1,099	4	1,053
Regional services	5,190	5,060	(130)	4,939	10,627	10,625	(2)	9,966
Other healthcare expenses (2)	436	443	7	387	951	987	36	831
	8,020	7,951	(69)	7,606	16,474	16,554	80	15,459
Education:
Elementary and secondary	2,472	2,463	(9)	2,414	5,809	5,852	43	5,778
Post-secondary	2,333	2,314	(19)	2,334	4,556	4,754	198	4,740
Other education expenses (3)	247	230	(17)	165	455	505	50	528
	5,053	5,007	(46)	4,913	10,820	11,111	291	11,046
Social services:
Social assistance (2),(3)	1,082	1,093	11	1,047	1,511	1,439	(72)	1,462
Childcare services (2)	521	537	16	516	1,171	1,173	2	1,077
Community living and other services	12	1	(11)	11	772	837	65	729
	1,615	1,631	16	1,574	3,454	3,449	(5)	3,268
Protection of persons and property	587	649	63	645	1,426	1,435	9	1,380
Transportation	704	736	32	636	1,515	1,504	(11)	1,453
Natural resources and economic development	669	850	181	1,053	1,314	1,699	385	1,883
Other	688	562	(126)	538	1,395	1,433	38	1,418
Contingencies	187	—	(187)	—	450	450	—	—
General government	798	541	(257)	724	1,376	1,133	(243)	1,224
Debt servicing costs	1,140	1,123	(17)	1,082	2,381	2,339	(42)	2,169
Total expense	19,460	19,050	(410)	18,771	40,605	41,107	502	39,300

(1)   Restated to reflect government’s organization and accounting policies as at September 30, 2010.

(2)   Payments for healthcare services by the Ministry of Housing and Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3)   Payments for training costs by the Ministry of Housing and Social Development made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2010/11

Appendix

Table A5 2010/11 Material Assumptions — Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget	1st Quarter Forecast	2nd Quarter Forecast	Sensitivities
Personal income tax	$5,861	$5,741	$5,457
Current calendar year assumptions
Personal income growth	2.7%	2.7%	2.7%	+/- 1% change in 2010 BC personal income growth equals +/- $50 to $100 million
Labour income growth	2.8%	3.0%	3.0%
Tax base growth	2.9%	2.4%	2.4%
Average tax yield	5.05%	4.86%	4.83%
Current-year tax	$6,041	$5,952	$5,830	+/- 1% change in 2009 BC personal or taxable income growth equals +/- $50 to $100 million one-time effect (prior-year adjustment) and could result in an additional base change in 2010/11
BC Tax Reduction	$-129	$-137	$-137
Low income climate action tax credit	$-153	$-153	$-167
Sales tax/BC HST credit	$-146	$-146	$-151
Other tax credits and refunds	$-100	$-100	$-100
Policy neutral elasticity *	1.4	1.2	1.2
Fiscal year assumptions
Prior-year adjustment		$-52	$-196
Family Bonus offset	$-7	$-7	$-7

2009 Tax-year	2009 Assumptions
Personal income growth	-1.5%	-1.2%	-0.1%
Tax base growth	-2.3%	0.5%	-0.8%
Average 2009 tax yield	5.12%	4.93%	4.90%
2009 tax	$5,955	$5,897	$5,778
BC Tax Reduction	$-127	$-135	$-135
Low income climate action tax credit	$-153	$-153	$-153
Sales tax credit	$-53	$-53	$-56
Other tax credits and refunds	$-106	$-106	$-97

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$847	$1,521	$1,697
Components of revenue (fiscal year)
Advance instalments	$1,157	$1,476	$1,383
International Business Activity Act refunds	$-10	$-20	$-20
Prior-year adjustment	$-300	$65	$334
Current calendar year assumptions
National tax base ($ billions)	$169.7	$201.8	$186.5	+/- 1% change in the 2010 national tax base equals +/- $15 to $25 million
BC instalment share of national tax base	11.8%	11.8%	11.8%
Effective tax rates (general/small business)	10.5 / 2.5	10.5 / 2.5	10.5 / 2.5
BC tax base growth (post federal measures)	12.8%	19.8%	19.8%
BC corporate profits growth	12.7%	19.6%	19.6%	+/- 1% change in the 2009 BC tax base equals +/- $20 to $30 million in 2010/11
BC Tax credits
Film, Television and Production Services	$-163	$-178	$-190
Scientific Research and Experimental Development	$-140	$-140	$-160
Interactive Digital Media	$0	$-5	$-5
Other	$-26	$-46	$-42

2009 Tax-year	2009 Assumptions
BC tax base growth	-26.2%	-3.6%	-3.7%
BC corporate profits growth	-35.8%	-30.5%	-21.3%
Gross 2009 tax	$1,348	$1,758	$1,827
Prior-year adjustments	$-300	$65	$334
Prior years losses/gains (included in above)	$-150	$-150	$80
BC Tax credits
Film, Television and Production Services	$-143	$-168	$-179
Scientific Research and Experimental Development	$-130	$-140	$-150
Other	$-21	$-31	$-40

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2010/11 instalments from the federal government reflect 9 months of payments related to the 2010 tax year (Apr/10-Dec/10) and 3 months of payments related to the 2011 tax year (Jan/11-Mar/11). Instalments for the 2010 (2011) tax year are based on BC’s share of the national tax base for the 2008 (2009) tax year and a forecast of the 2010 (2011) national tax base. BC’s share of the 2008 national tax base was 11.8%, based on tax assessments as of December 31, 2009. Cash adjustments for any under/over payments from the federal government in respect of 2009 will be received/paid on March 31, 2011.

Second Quarterly Report 2010/11

Appendix

Table A5 2010/11 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget	1st Quarter Forecast	2nd Quarter Forecast	Sensitivities
Harmonized sales tax	$3,784	$3,819	$3,940
Calendar Year				+/- 1% change in consumer expenditure growth equals up to +/- $30 million
Nominal consumer expenditure	4.3%	4.4%	5.0%
Nominal residential investment	17.9%	14.6%	14.6%
Above two bases represent about 84% of the total base

HST Rebates (% rebate of the provincial portion of the HST paid)				+/- 1% change in residential construction growth equals up to +/- $10 million
Municipalities	75%	75%	75%
Charities and non-profit organizations	57%	57%	57%
New housing (up to $26,250)	71.43%	71.43%	71.43%
School authorities	87%	87%	87%
Universities and public colleges	75%	75%	75%
Hospital authorities	58%	58%	58%

Components of revenue				+/- 1% change in the proportion of the consumer expenditure and residential construction bases equals up to -/+ $40 million
Gross	$4,914	$4,969	$5,098
Input tax credit denial (temporary)	$118	$118	$118
Rebates:
- Point of sale	$(248)	$(268)	$(270)
- Municipalities, charities & non profit organizations	$(220)	$(219)	$(222)
- SUCH sector	$(167)	$(170)	$(173)
- New housing	$(438)	$(436)	$(436)
- Residential energy use	$(175)	$(175)	$(175)
Other sales taxes	$1,399	$1,399	$1,395
Components of social service tax revenue
Consolidated Revenue Fund (net of commissions)	$1,210	$1,210	$1,251
BC Transportation Financing Authority	$3	$3	$3
Recoveries	$61	$61	$61
Tax on designated property	$125	$125	$80
Fuel and carbon taxes	$1,604	$1,620	$1,667
Calendar Year
Real GDP	2.2%	3.1%	3.1%
Gasoline volumes	-1.0%	0.0%	0.0%
Diesel volumes	1.0%	2.0%	2.0%
Natural gas volumes	2.0%	1.0%	1.0%

Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$20	$20	$20
Natural gas (cents/gigajoule)	99.32 ¢	99.32 ¢	99.32 ¢
Gasoline (cents/litre)	4.45 ¢	4.45 ¢	4.45 ¢
Light fuel oil (cents/litre)	5.11 ¢	5.11 ¢	5.11 ¢
Carbon tax revenue	$727	$730	$754
Carbon tax rates change on July 1

Components of fuel tax revenue
Consolidated Revenue Fund	$452	$459	$468
BC Transit	$11	$11	$11
BC Transportation Financing Authority	$414	$420	$434
	$877	$890	$913
Property taxes	$1,906	$1,916	$1,913
Calendar Year
BC Consumer Price Index	1.8%	1.7%	1.7%	+/- 1% change in new construction and inflation equals up to +/- $5 million in residential property taxation revenue
Housing starts	20,480	23,600	23,600
Home owner grants (fiscal year)	$-723	$-724	$-724

Components of revenue
Residential (net of home owner grants)	$669	$679	$679
Non-residential	$987	$988	$988	+/- 1% change in new construction and inflation equals up to +/- $5 million in non-residential property taxation revenue
Rural area	$83	$82	$82
Police	$23	$23	$23
BC Assessment Authority	$76	$76	$76
BC Transit	$70	$70	$67
Commissions	$(2)	$(2)	$(2)

Second Quarterly Report 2010/11

Appendix

Table A5 2010/11 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget	1st Quarter Forecast	2nd Quarter Forecast	Sensitivities
Other taxes	$2,021	$2,086	$1,994
Calendar Year
Population	1.5%	1.6%	1.6%
BC Consumer Price Index	1.8%	1.7%	1.7%
BC housing starts	27.4%	46.8%	46.8%
Real GDP	2.2%	3.1%	3.1%
Nominal GDP	4.5%	5.0%	5.0%

Components of revenue
Property transfer	$900	$900	$800
Tobacco (net of commissions)	$686	$747	$747
Corporation capital	$0	$4	$4
Insurance premium	$403	$403	$403
Hotel room (net of commissions)	$32	$32	$40
Energy, sales of Crown land tenures, metals, minerals and other	$2,320	$2,138	$1,926
Natural gas price				+/- $1.00 change in the natural gas price equals
Plant inlet, $Cdn/gigajoule	$4.29	$3.35	$2.84
Sumas, $US/ MMBtu	$5.71	$4.76	$4.25	+/- $255 to $305 million
Natural gas volumes (petajoules)				+/- 1% change in natural gas volumes equals +/- $5 to $15 million
Base gas production	517	517	489
Incremental gas production	686	686	648
Total gas volume production	1,203	1,203	1,137	+/- 1 cent change in the exchange rate equals +/- $15 to $25 million on natural gas royalties
Annual per cent change	7.9%	8.8%	4.5%

Oil price ($US/bbl at Cushing, Ok)	$80.02	$79.24	$78.32
Auctioned land base (000 hectares)	582	628	375
Average bid price/hectare ($)	$1,200	$1,500	$2,235
Cash sales of Crown land tenures	$698	$942	$838
Metallurgical coal price ($US/tonne, fob west coast)	$167	$222	$207
Copper price ($US/lb)	$3.19	$2.91	$3.25
Annual electricity volumes set by treaty (million mega-watt hours)	4.6	4.6	4.6	+/- 10% change in the average Mid-Columbia electricity price equals +/- $25 to $30 million
Mid-Columbia electricity price ($US/mega-watt hour)	$53	$40	$34

Components of revenue

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Natural gas royalties	$698	$532	$377
Bonus bids, fees and rentals	$993	$935	$924
Petroleum royalties	$68	$78	$78
Columbia River Treaty electricity sales	$230	$170	$145
Coal	$226	$327	$288
Minerals, metals and other	$71	$62	$79
Oil and Gas Commission fees and levies	$34	$34	$35

Royalty programs and infrastructure credits
Summer drilling	$-37	$-37	$-37
Deep drilling	$-130	$-101	$-85
Road and pipeline infrastructure	$-115	$-56	$-52
Total	$-282	$-194	$-174
Implicit average natural gas royalty rate	13.5%	13.2%	11.6%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates. Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Second Quarterly Report 2010/11

Appendix

Table A5 2010/11 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget	1st Quarter Forecast	2nd Quarter Forecast	Sensitivities
Forests	$491	$462	$412
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $35 to $70 million
SPF 2x4 ($US/1000 bd ft)	$225	$240	$247
Random Lengths Composite
($US/thousand board feet)	$260	$278	$283	+/- US$100 change in hemlock price equals +/- $10 to $20 million
Hemlock price ($US/1000 bd ft)	$750	$765	$766
Pulp ($US/tonne)	$763	$920	$930
Coastal log ($Cdn/cubic metre)				+/- US$50 change in pulp price
(Vancouver Log Market, fiscal year)	$66	$67	$70	equals +/-$5 to $10 million
				+/- Cdn$10 change in average
Fiscal Year Trade Assumptions				log price equals +/-$30 to
Export tax rate (effective rate)	15.0%	12.9%	12.9%	$50 million
Lumber shipments and consumption (billion board feet)				+/- 1 cent change in exchange rate equals
U.S. lumber consumption	35.1	33.0	33.0	+/- $8 to $10 million on
BC surge trigger volumes	7.4	7.0	7.0	stumpage revenue
BC lumber exports to US	6.2	5.9	5.8	+/- 10% change in Interior
				harvest volumes equals
Crown harvest volumes (million cubic metres)				+/- $15 to $20 million +/- 10% change in Coastal
Interior	37.2	39.0	42.0	harvest volumes equals
Coast	7.8	11.0	11.0	+/- $6 to $12 million
Total	45.0	50.0	53.0	The above sensitivities relate
BC Timber Sales (included in above)	10.9	10.9	11.8	to stumpage revenue only.
				Depending on market
Components of revenue				conditions, changes in
Tenures	$148	$133	$86	stumpage revenues may be
BC Timber Sales	$137	$137	$144	offset by changes in border
Federal border tax (SLA 2006)	$181	$166	$147	tax revenues.
Logging tax	$4	$4	$10
Other CRF revenue	$10	$10	$11
Recoveries	$11	$12	$14
Other natural resources	$397	$404	$400
Components of revenue
Water rental and licences*	$332	$339	$339
Recoveries	$46	$46	$38
Angling and hunting permits and licences	$12	$12	$12
Recoveries	$7	$7	$11

* Incorporates only BC Hydro rate increases approved by the BC Utilities Commission

Other revenue	$7,874	$8,007	$8,064
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,495	$2,512	$2,521
Recoveries	$212	$223	$229
Crown corporations and agencies	$98	$102	$103
Other service delivery agencies	$1,551	$1,604	$1,628
Investment earnings
Consolidated Revenue Fund	$47	$65	$75
Fiscal agency loans & sinking funds earnings	$726	$725	$705
Crown corporations and agencies	$48	$48	$49
Other service delivery agencies	$100	$101	$80
Sales of goods and services	$701	$709	$727
Miscellaneous
Consolidated Revenue Fund	$194	$184	$184
Recoveries	$501	$527	$553
Crown corporations and agencies	$75	$84	$72
Other service delivery agencies	$1,126	$1,123	$1,138

Second Quarterly Report 2010/11

Appendix

Table A5 2010/11 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget	1st Quarter Forecast	2nd Quarter Forecast	Sensitivities
Health and social transfers	$5,165	$5,127	$5,150
National Cash Transfers
Canada Health Transfer (CHT)	$25,426	$25,426	$25,426
Wait Times Reduction Transfer (WTRT)	$250	$250	$250	+/- 0.1% change in BC’s
Canada Social Transfer (CST)	$11,178	$11,178	$11,178	population share equals
BC share of national population (June 1)	13.26%	13.27%	13.28%	+/- $45 to $50 million

BC health and social transfers revenue
CHT	$3,597	$3,574	$3,589
WTRT	$33	$33	$33
CST	$1,482	$1,483	$1,485
Prior-year adjustments		-$14	-$8
Health deferral
Diagnostic and Medical Equipment	$16	$16	$16
Medical Equipment Trust	$7	$7	$7
Human Papillomavirus Immunization Trust	$13	$11	$11
Patient Wait Times Guarantee Trust	$17	$17	$17
Other federal contributions	$2,520	$2,741	$2,726
Components of revenue
HST Transitional Funding	$769	$769	$769
Other Consolidated Revenue Fund	$176	$259	$259
Labour Market Development Agreement	$296	$349	$346
Local Government Services and Transfers	$172	$172	$173
Canada-BC Co-operation on Immigration	$104	$104	$104
Labour Market Agreement	$66	$66	$66
Strategic Training and Transition Fund	—	$30	$30
Police Officer’s Recruitment Fund	$21	$21	$21
Community Development Trust	$13	$22	$23
Community Adjustment Fund Agreement	$15	$15	$15
Other recoveries	$167	$181	$193
Crown corporations and agencies	$308	$286	$261
Other service delivery agencies	$413	$467	$466
Service delivery agency direct revenue	$5,028	$5,138	$5,150
School districts	$484	$484	$497
Post-secondary institutions	$2,460	$2,567	$2,549
Health authorities and hospital societies	$734	$734	$757
BC Transportation Financing Authority	$471	$486	$489
Other service delivery agencies	$879	$867	$858
Commercial Crown corporation net income	$3,001	$2,984	$2,971
BC Hydro	$617	$604	$608
reservoir water inflows	100%	90%	83%	+/-1% in hydro generation
				= +/-$10 million
mean gas price	5.44	4.68	4.06	+/-10% = -/+$10 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	42.13	40.80	32.35	+/-$1/MWh in electricity trade
(Mid-C, $US/MWh)				margins = +/-$15 million
assumed rate increases:
- base rate	6.11%	6.11%	6.11%
- rate rider changes from prior year	3.00%	3.00%	3.00%

Assumed base rate increases for 2010/11 through 2012/13 reflect the notional annual increases that would be required for BC Hydro to earn its allowed return on equity as mandated by the BCUC. These increases are included for planning purposes only.

Actual rate increases in these years will be determined by future applications to, and approval from, the BCUC.

ICBC	$303	$339	$358
vehicle growth	+1.3%	+1.5%	+1.7%	+/-1% = +/-$37 to $39 million
current claims cost percentage change	+3.7%	+1.7%	+1.8%	+/-1% = -/+$27 to $31 million
investment return	4.4%	3.9%	4.3%	+/-1% return = +/-$111
				to $113 million
loss ratio	85.1%	82.9%	83.2%

Second Quarterly Report 2010/11

Appendix

Table A6 2010/11 Material Assumptions – Expense

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Advanced Education and Labour Market Development	2,114	2,114	2,114
Student spaces in public institutions (# of FTEs)	205,278	205,278	205,278	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.
Attorney General	468	468	468
New cases filed/processed (# for all courts)	295,000	295,000	295,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.
Children and Family Development	1,334	1,334	1,334
Average children-in-care caseload (#)	8,500	8,500	8,500

Caseload is expected to decline over the next 2 years then flatten out. This is due to large number of 15 to 17 year olds currently in the system who will reach maturity. Number of aboriginal children in care may also decrease over time. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2.8 million.

Average annual residential cost per child in care ($)	33,800	33,800	33,800

Education	5,165	5,165	5,165
Enrolment (# of FTEs)	561,734	561,734	561,734	Enrolment figures are based on BC Stats enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K–12)	524,879	524,879	524,879
Expanded full-day kindergarten	7,543	7,543	7,543
Distributed Learning (online)	14,000	14,000	14,000
Summer	7,093	7,093	7,093
Adults	8,219	8,219	8,219
Forests and Range	641	861	819
Direct Fire Fighting	52	272	230	Over the past several years, fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.
BC Timber Sales	159	159	164

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Health Services	14,760	14,760	14,760
Pharmacare	1,090	1,090	1,090	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	3,616	3,616	3,616	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Health Sector funding	9,581	9,581	9,581

Second Quarterly Report 2010/11

Appendix

Table A6 2010/11 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Housing and Social Development	2,730	2,730	2,730
Temporary Assistance annual average caseload (#)	57,406	57,406	57,406

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	76,190	76,190	76,190

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million

Total annual average caseload (#)	133,596	133,596	133,596	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:
Average caseload (#)	5,501	5,501	5,501	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.4 million.
Average cost per client ($)	68,400	68,400	68,400
Day Programs:
Average caseload (#)	13,201	13,201	13,201
Average cost per client ($)	19,074	19,074	19,074
Personal Supports Initiative
Average caseload (#)	133	133	133
Average cost per client ($)	44,383	44,383	44,383
Public Safety and Solicitor General	602	602	602	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act (EPA)	15	15	15	The number and severity of natural disasters.
Management of Public Funds and Debt	1,301	1,299	1,292
Interest rates for new provincial borrowing:
Short-term	0.81%	0.93%	0.86%	Full year impact on MoPD on interest costs of a 1% change in interest rates equals $27.0 million; $100 million increase in debt level equals $1.0 million.
Long-term	4.55%	4.16%	3.70%

CDN/US exchange rate (cents)	101.9	103.7	104.0
Service delivery agency net spending	4,082	4,149	4,268
School districts	293	266	317
Post-secondary institutions	2,287	2,391	2,407
Health authorities and hospital societies	590	595	620
BC Transportation Financing Authority	802	817	802
Other service delivery agencies	110	80	122

Second Quarterly Report 2010/11

Appendix

Table A7 2010/11 Full-Time Equivalents (FTEs) (1)

	2010/11			Actual
FTEs	Budget	Forecast	Variance	2009/10
Ministries and special offices (consolidated revenue fund)	30,096	30,266	170	31,353
Service delivery agencies (2)	4,204	4,204	—	4,508
Total FTEs	34,300	34,470	170	35,861

(1)          Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)          Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table A8 2010/11 Capital Spending

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10	Budget	Forecast	Variance	2009/10
Taxpayer-supported
Education
Schools (K–12)	240	204	(36)	265	481	473	(8)	482
Post-secondary	374	335	(39)	254	743	854	111	672
Health	580	364	(216)	346	1,161	1,130	(31)	927
BC Transportation Financing Authority	729	719	(10)	545	1,483	1,451	(32)	918
BC Transit	44	17	(27)	42	89	71	(18)	150
Vancouver Convention Centre expansion project	4	4	—	26	8	15	7	41
BC Place rejuvenation	195	105	(90)	42	390	391	1	75
Government operating (ministries)	175	70	(105)	105	355	396	41	306
Other (1)	202	119	(83)	35	404	295	(109)	183
Capital spending contingencies	—	—	—	—	300	229	(71)	—
Total taxpayer-supported	2,543	1,937	(606)	1,660	5,414	5,305	(109)	3,754
Self-supported
BC Hydro (2)	950	907	(43)	769	1,784	1,780	(4)	2,406
BC Transmission Corporation	—	—	—	6	—	—	—	12
Columbia River power projects (3)	6	8	2	8	12	14	2	16
Transportation Investment Corporation (Port Mann)	368	425	57	460	735	762	27	777
BC Rail (4)	—	—	—	5	—	—	—	14
ICBC	22	7	(15)	11	83	40	(43)	22
BC Lotteries	53	34	(19)	44	107	107	—	92
Liquor Distribution Branch	12	4	(8)	12	24	24	—	19
Total self-supported	1,411	1,385	(26)	1,315	2,745	2,727	(18)	3,358
Total capital spending	3,954	3,322	(632)	2,975	8,159	8,032	(127)	7,112

(1)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, BC Transit and other service delivery agencies.

(2)          Amounts for 2010/11 include BC Transmission Corporation as it was re-amalgamated with BC Hydro in July 2010.

(3)          Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(4)          Responsibility for the BC Railway Company was transferred to the BC Transportation Financing Authority effective April 1, 2010.

Second Quarterly Report 2010/11

Appendix

Table A9 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the first Quarterly Report.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		Sept. 30, 2010	Complete	Costs	Debt	Government	Contributions
Taxpayer-supported
K–12 Schools
Revelstoke Elementary and Secondary	Fall 2011		13	47	60	58	—	2
Chilliwack Secondary	Fall 2012		1	57	58	58	—	—
Burnaby Central Secondary	Spring 2012		24	40	64	64	—	—
Centennial Secondary	Fall 2014		—	62	62	62	—	—
Alberni District Secondary	Fall 2012		7	51	58	54	—	4
Full-day kindergarten	Fall 2012		1	143	144	144	—	—
Total K–12 schools			46	400	446	440	—	6
Post secondary facilities
University of British Columbia
– Pharmaceutical Sciences and Centre for Drug
Research & Development	Fall 2012		9	124	133	86	3	44
Health facilities
Surrey Outpatient Facility
– Government direct cost	Spring 2011		18	47	65	65	—	—
– P3 contract	Spring 2011		149	23	172	172	—	—
Victoria Royal Jubilee Hospital – Patient Care Centre
– Government direct cost	Spring 2013		113	37	150	23	—	127
– P3 contract	Spring 2011		177	22	199	199	—	—
Fort St. John Hospital and Residential Care
– Government direct cost	Spring 2012		133	132	265	169	—	96
– P3 contract	Spring 2012		—	33	33	33	—	—
Expansions to Kelowna General and Vernon Jubilee Hospitals
– Government direct cost	Fall 2012		181	94	275	26	—	249
– P3 contract	Fall 2012		153	5	158	158	—	—
Northern Cancer Centre initiative (2)
– Government direct cost	Winter 2012		27	64	91	88	—	3
– P3 contract	Winter 2012		14	1	15	15	—	—
Surrey Emergency/Critical Care Tower (3)	Summer 2013		13	512	525	505	—	20
Interior Heart and Surgical Centre (4)	Spring 2017		7	386	393	302	—	91
Children’s and Women’s Hospital (5)	Fall 2017		—	682	682	532	—	150
Total health facilities			985	2,038	3,023	2,287	—	736
Transportation
Pitt River Bridge	Fall 2009	(6)	204	3	207	110	90	7
Sea-to-Sky Highway
– Government direct cost	Fall 2009	(7)	226	10	236	234	—	2
– P3 contract	Fall 2009		561	—	561	561	—	—
South Fraser Perimeter Road
– Government direct cost	Summer 2014		532	530	1,062	697	365	—
– P3 contract	Summer 2014		26	176	202	202	—	—
Sierra Yoyo-Desan Road upgrade	Fall 2012		60	127	187	187	—	—
Total transportation			1,609	846	2,455	1,991	455	9
Other
Vancouver Convention Centre expansion project	Summer 2009	(7)	830	11	841	499	222	120
BC Place rejuvenation (8)	Summer 2011		224	339	563	563	—	—
Integrated case management system	Fall 2014		57	125	182	182	—	—
Surrey Pretrial Service Centre expansion	Fall 2013		4	126	130	130	—	—
e-Health initiative (9)	Spring 2013		194	68	262	138	124	—
Total other			1,309	669	1,978	1,512	346	120
Total taxpayer-supported			3,958	4,077	8,035	6,316	804	915

Second Quarterly Report 2010/11

Appendix

Table A9 Capital Expenditure Projects Greater Than $50 million (1) (continued)

Note: Information in bold type denotes changes from the first Quarterly Report.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		June 30, 2010	Complete	Costs	Debt	Government	Contributions
Self-supported
Transportation
Port Mann Bridge / Highway 1	Winter 2013		1,418	1,901	3,319	3,319	—	—
Power generation and transmission
BC Hydro
– Mica Dam – generator stator replacement	Fall 2009	(7)	85	4	89	89	—	—
– Aberfeldie redevelopment	Spring 2009	(7)	94	1	95	95	—	—
– GM Shrum G1–G4 stator replacement	Fall 2010		77	5	82	82	—	—
– Peace Canyon G1–G4 turbine overhaul	Fall 2009	(7)	43	2	45	45	—	—
– Revelstoke Unit 5 generation (10)	Fall 2010		229	21	250	250	—	—
– Cheakamus spillway gate reliability upgrade	Fall 2011		47	26	73	73	—	—
– Mica Dam gas insulated switchgear replacement (10)	Summer 2013		67	133	200	200	—	—
– Fort Nelson generating station upgrade (10)	Fall 2011		47	118	165	165	—	—
– Ruskin Dam safety and powerhouse upgrade	TBD	(11)	42	10	52	52	—	—
– Stave Falls spillway gate reliability upgrade (10)	Winter 2013		12	60	72	72	—	—
– GM Shrum units 1 to 5 turbine upgrade (10)	Fall 2016		11	303	314	314	—	—
– Hugh Keenleyside spillway gate reliability upgrade (10)	Fall 2013		12	90	102	102	—	—
– Mica units 5 and 6 project (10)	Fall 2015		28	772	800	800	—	—
– Vancouver Island transmission reinforcement	Winter 2008	(7)	308	(2)	306	306	—	—
– Interior to Lower Mainland transmission line	Fall 2014		44	555	599	599	—	—
– Central Vancouver Island transmission line	Fall 2010		51	40	91	91	—	—
– Vancouver City Central transmission	Fall 2012		15	186	201	201	—	—
– Columbia Valley transmission	Fall 2012		7	138	145	145	—	—
– Southern Interior series compensation	Fall 2014		1	60	61	61	—	—
– Dawson Creek area reinforcement	Fall 2013		1	131	132	132	—	—
– Seymour Arm series capacitor	Spring 2013		—	58	58	58	—	—
– Northwest transmission line	Winter 2013		4	400	404	184	130	90
– Smart metering and smart grid programs	Summer 2013		38	892	930	930	—	—
Columbia River power projects (12)
– Waneta Dam power expansion	TBD		TBD	TBD	TBD	TBD	TBD	TBD
Total power generation and transmission			1,263	4,003	5,266	5,046	130	90
Total self-supported			2,681	5,904	8,585	8,365	130	90
Total $50 million projects			6,639	9,981	16,620	14,681	934	1,005

(1)

Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown do not include an approved project reserve of $5 million.
(3)	Figures shown are based on preliminary Treasury Board approvals and do not include approved project reserve of $32 million. These amounts will change after P3 contracts are finalized.
(4)	Figures shown are based on preliminary Treasury Board approvals and do not include an approved project reserve of $55 million. These amounts will change after P3 contracts are finalized.
(5)	Figures shown are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(6)	The Pitt River bridge is open for traffic and decommissioning of the old bridge is forecast to be complete in Summer 2010.
(7)	Assets have been put into service and only trailing costs remain.
(8)	BC Place rejuvenation includes $458 million to install a retractable roof and $105 million to refurbish the facilities.
(9)	The e-Health initiative is comprised of 7 distinct projects. Figures shown reflect the total costs of the 7 Ministry of Health Services’ provincially co-ordinated e-Health projects.
(10)	Total costs and completion dates for these projects vary depending on the final scope. Information presented represents the highest cost estimates and latest completion dates.
(11)	Definition phase of the Ruskin Dam safety and powerhouse upgrade project was approved for $52 million. The total project cost and completion date are being developed.
(12)

Joint ventures of the Columbia Power Corporation and Columbia Basin Trust. In August 2010, CPC/CBT reached an agreement in principle for a partnership with Fortis Inc. to develop an electricity generating facility at the Waneta Dam south of Trail. Capital spending information will be included in the next forecast update after the agreement has been finalized.

Second Quarterly Report 2010/11

Appendix

Table A10 2010/11 Provincial Debt (1)

	Year-to-Date to September 30				Full Year
	2010/11			Actual	2010/11			Actual
($ millions)	Budget	Actual	Variance	2009/10	Budget	Forecast	Variance	2009/10
Taxpayer-supported debt
Provincial government operating (2)	4,181	2,988	(1,193)	2,228	4,815	5,231	416	4,663
Provincial government general capital (3)	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	6,877	5,684	(1,193)	4,924	7,511	7,927	416	7,359
Other taxpayer-supported debt (mainly capital)
Education (2),(4)
Schools	6,014	5,602	(412)	5,948	6,194	6,148	(46)	5,777
Post-secondary institutions	3,975	3,824	(151)	3,790	4,111	4,101	(10)	3,843
	9,989	9,426	(563)	9,738	10,305	10,249	(56)	9,620
Health (2),(4),(5)	4,711	4,407	(304)	4,271	5,074	4,984	(90)	4,389
Highways and public transit
BC Transportation Financing Authority (6)	5,706	5,311	(395)	4,749	6,136	5,962	(174)	5,211
Public transit (2)	997	997	—	1,057	997	997	—	997
SkyTrain extension	1,154	1,154	—	1,154	1,154	1,154	—	1,154
BC Transit	172	155	(17)	108	186	175	(11)	140
	8,029	7,617	(412)	7,068	8,473	8,288	(185)	7,502
Other
Social housing (7)	439	420	(19)	280	530	553	23	305
Provincial government general capital (3)	561	363	(198)	—	774	719	(55)	294
BC Pavilion Corporation	232	188	(44)	30	409	378	(31)	49
BC Immigrant Investment Fund	291	327	36	284	297	333	36	289
Homeowner Protection Office	—	—	—	159	—	—	—	144
Other (8)	245	119	(126)	64	375	334	(41)	70
	1,768	1,417	(351)	817	2,385	2,317	(68)	1,151
Total other taxpayer-supported	24,497	22,867	(1,630)	21,894	26,237	25,838	(399)	22,662
Total taxpayer-supported debt	31,374	28,551	(2,823)	26,818	33,748	33,765	17	30,021
Self-supported debt
Commercial Crown corporations
BC Hydro	11,396	11,537	141	9,663	11,830	11,916	86	10,792
BC Transmission Corporation	72	—	(72)	80	70	—	(70)	70
Columbia River power projects (9)	188	190	2	202	181	182	1	196
BC Lotteries	116	57	(59)	85	128	62	(66)	60
Transportation Investment Corporation (Port Mann)	990	1,022	32	468	1,365	1,378	13	544
Liquor Distribution Branch	1	1	—	1	1	1	—	1
Post-secondary institutions’ subsidiaries	134	201	67	134	134	201	67	201
	12,897	13,008	111	10,633	13,709	13,740	31	11,864
Warehouse borrowing program	—	1,555	1,555	2,064	—	—	—	—
Total self-supported debt	12,897	14,563	1,666	12,697	13,709	13,740	31	11,864
Forecast allowance	125	—	(125)	—	300	300	—	—
Total provincial debt	44,396	43,114	(1,157)	39,515	47,757	47,805	48	41,885

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government's accounts as an accounts payable.

(2)

In 2009/10, sinking funds for debt related to schools, post-secondary education, health care and public transit were liquidated and the proceeds ($763 million) used to offset direct operating borrowing requirements.

(3)	Separate disclosures of borrowing for ministries' capital spending were applied prospectively beginning in fiscal 2009/10.
(4)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(5)

Health facilities' debt includes public-private partnership obligations of $584 million for the six months ended September 30, 2009, $848 million for the six months ended September 30, 2010, $734 million for fiscal 2009/10 and $949 million for fiscal 2010/11.

(6)

BC Transportation Financing Authority debt includes public-private partnership obligations of $805 million for the six months ended September 30, 2009, $817 million for the six months ended September 30, 2010, $799 million for fiscal 2009/10 and $852 million for fiscal 2010/11.

(7)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(8)

Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(9)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2010/11

Appendix

Table A11 2010/11 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2010	2010	2011
Financial assets
Cash and temporary investments	2,913	3,397	2,785
Other financial assets	8,731	7,837	8,765
Sinking funds	1,329	1,357	1,413
Investments in commercial Crown corporations:
Retained earnings	7,231	7,196	7,041
Recoverable capital loans	11,471	12,621	13,361
	18,702	19,817	20,402
Warehouse borrowing program assets	—	1,555	—
	31,675	33,963	33,365
Liabilities
Accounts payable and accrued liabilities	6,994	7,315	7,124
Deferred revenue	9,997	11,452	10,597
Debt:
Taxpayer-supported debt	30,021	28,551	33,765
Self-supported debt	11,864	14,563	13,740
Forecast allowance	—	—	300
Total provincial debt	41,885	43,114	47,805
Add: debt offset by sinking funds	1,329	1,357	1,413
Less : guarantees and non-guaranteed debt	(493)	(464)	(472)
Financial statement debt	42,721	44,007	48,746
	59,712	62,774	66,467
Net liabilities	(28,037)	(28,811)	(33,102)
Capital and other non-financial assets
Tangible capital assets	32,338	33,300	35,687
Other non-financial assets	938	1,053	959
	33,276	34,353	36,646
Accumulated surplus (deficit)	5,239	5,542	3,544

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2010	2011

(Surplus) deficit for the period	(427)	1,695
Comprehensive income (increase) decrease	124	—
(Increase) decrease in accumulated surplus	(303)	1,695
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,937	5,305
Less: amortization and other accounting changes	(975)	(1,956)
Change in net capital assets	962	3,349
Increase (decrease) in other non-financial assets	115	21
	1,077	3,370
Increase (decrease) in net liabilities	774	5,065
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	484	(128)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(35)	(190)
Self-supported capital investments	1,385	2,727
Less: loan repayments and other accounting changes	(235)	(837)
	1,115	1,700
Other working capital changes	(1,087)	(612)
	512	960
Increase (decrease) in financial statement debt	1,286	6,025
(Increase) decrease in sinking fund debt	(28)	(84)
Increase (decrease) in guarantees and non-guaranteed debt	(29)	(21)
Increase (decrease) in total provincial debt	1,229	5,920

Second Quarterly Report 2010/11

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